UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2022

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Financial Statements

The unaudited condensed consolidated financial statements for Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), as of and for the three and six month periods ended June 30, 2022 and 2021, and the Operating and Financial Review and Prospects of Enlivex for the corresponding periods are furnished as Exhibits 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and incorporated by reference into Enlivex’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission.

On August 22, 2022, Enlivex issued a press release (the “Press Release”) announcing its unaudited financial and operating results for the three and six month periods ended June 30, 2022, together with a business update. A copy of the Press Release is furnished as Exhibit 99.3 to this Report on Form 6-K and incorporated herein by reference. The information contained in the Press Release furnished as Exhibit 99.3 to this Report on Form 6-K, and incorporated herein by reference, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Enlivex’s filings under the Securities Act of 1933, as amended (including, without limitation, Enlivex’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission), or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

Exhibit No.

99.1	Unaudited condensed consolidated financial statements for Enlivex as of June 30, 2022 and December 31, 2021 and for the three and six month periods ended June 30, 2022 and 2021.
99.2	Operating and Financial Review and Prospects as of and for the three and six month periods ended June 30, 2022 and 2021.
99.3	Press Release issued by Enlivex Therapeutics Ltd. on August 22, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: August 22, 2022

2